SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey

Vice President-Finance and Treasurer

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa 50010

(515) 239 - 6364

(Name, Address and Telephone Number

of Person Authorized to Receive Notices)

With Copies To:

James W. Kapp, Jr., Esq. Spencer Fane Britt & Browne LLP 1000 Walnut Street, Suite 1400 Kansas City, Missouri 64106 - 2140 Telephone: (816) 292 - 8141	Oliver Edwards, Esq. Haight Gardner Holland & Knight, A law office of Holland & Knight, LLP 195 Broadway New York, New York 10007 Telephone: (212) 513 - 3406

August 31, 2001

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  240.13d - 1(e), 240.13d - 1(f) or  240.13d - 1(g), check the following box.9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  240.13d - 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Danfoss Murmann Holding A/S
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,603,462*
	8	Shared Voting Power 6,812,500*
	9	Sole Dispositive Power 18,241,962*
	10	Shared Dispositive Power 6,812,500*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 74.7%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Klaus H. Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) PF, 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 181,100
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 181,100
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,629,787*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) : **
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

** The amount in Row (11) excludes 3,000 shares owned by Nicola Keim, Klaus H. Murmann’s daughter, over which Klaus H. Murmann has no voting or dispositive power; and 3,000 shares owned by Sven Murmann, Klaus H. Murmann’s son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Klaus Murmann & Co. KG
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sauer Holding GmbH
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) WC, 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 395,225
	8	Shared Voting Power 36,053,462*
	9	Sole Dispositive Power 395,225
	10	Shared Dispositive Power 36,053,462*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sauer GmbH
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 112,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 112,500
	10	Shared Dispositive Power 10,361,500*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,474,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 22.1%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person EMF Europäische Marketing and Finanzmanagement AG
2	Check the Appropriate Box if a Member of a Group (a) 9 (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 525,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 525,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 525,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 1.1%*
14	Type of Reporting Person (See Instructions) CO

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Hannelore Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :**
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

** The amount in Row (11) excludes 181,100 shares owned by Klaus H. Murmann, Hannelore Murmann’s spouse, over which Hannelore Murmann has no voting or dispositive power; 3,000 shares owned by Nicola Keim, Hannelore Murmann’s daughter, over which Hannelore Murmann has no voting or dispositive power; and 3,000 shares owned by Sven Murmann, Hannelore Murmann’s son, over which Hannelore Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sven Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,000
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 3,000
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,451,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Nicola Keim
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,000
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 3,000
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,451,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ulrike Murmann-Knuth
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jan Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Anja Murmann
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Christa Zoellner
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Britta Zoellner
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,448,687*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,448,687*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,448,687*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 76.9%*
14	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP NO. 804 137 107

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Danfoss A/S
2	Check the Appropriate Box if a Member of a Group (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). 9
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,415,962*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,415,962*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :**
13	Percent of Class Represented by Amount in Row (11) 74.7%*
14	Type of Reporting Person (See Instructions) CO

* See Item 5.

** The amount in Row (11) excludes 60,000 shares owned by Jørgen Clausen, President and Chief Executive Officer of Danfoss, over which Danfoss has no voting or dispositive power.

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Sauer-Danfoss Inc. (the Sauer-Danfoss Common Stock), a Delaware corporation (the Issuer). The principal executive offices of the Issuer are located at 2800 East 13th Street, Ames, Iowa, 50010, and Krokamp 35, 24539 Neumünster, Federal Republic of Germany.

Item 2. Identity and Background

        (a) The names of the entities and natural persons filing this statement are (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the Holding Company), (ii) Klaus Murmann & Co. KG (Murmann KG), a limited partnership organized under the laws of Germany, (iii) Sauer Holding GmbH, (Sauer Holding), a limited liability company organized under the laws of the Federal Republic of Germany, (iv) Sauer GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, (v) EMF Europäische Marketing und Finanzmanagement AG, a limited liability company organized under the laws of the Federal Republic of Germany (EMF), (vi) Danfoss A/S, a corporation organized under the laws of Denmark (Danfoss and, together with the Holding Company, Murmann KG, Sauer Holding, Sauer GmbH and EMF, the Filing Entities), (vii) Klaus H. Murmann, a natural person, (viii) Hannelore Murmann, a natural person, (ix) Sven Murmann, a natural person, (x) Nicola Keim, a natural person, (xi) Ulrike Murmann-Knuth, a natural person, (xii) Jan Murmann, a natural person, (xiii) Anja Murmann, a natural person, (xiv) Christa Zoellner, a natural person, and (xv) Britta Zoellner, a natural person (all such natural persons, collectively, the Filing Persons and, together with the Filing Entities, the Reporting Persons).

        The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the Danfoss Control Entity).

        (b) With the exception of Danfoss, the address of the principal business and the address of the principal office of each of the Filing Entities is Krokamp 35, 24539 Neumünster, Germany. The address of the principal business and the address of the principal office of Danfoss is DK 6430 Nordborg, Denmark. Klaus H. Murmann, Hannelore Murmann, Christa Zoellner and Britta Zoellner reside at Bismarckallee 24, D 24105 Kiel, Germany. Sven Murmann resides at Böttgerstr. 15, D 20148 Hamburg, Germany. Nicola Keim resides at Schmorellplatz 7, D 81545 München, Germany. Ulrike Murmann-Knuth resides at Hansastrasse 47, D 20144  Hamburg, Germany. Anja Murmann resides at 312 East 22nd, Apt. PHB, New York, New York 10010. Jan Murmann resides at Rosenthaler Strasse 40 – 41, D 10178 Berlin, Germany.

        The address of the principal business and the address of the principal office of the Danfoss Control Entity is DK-6430  Nordborg, Denmark.

        (c) Set forth on Schedule I is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Filing Entities.

        Set forth on Schedule II is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

        The Holding Company was formed solely to hold shares of Sauer-Danfoss Common Stock and has conducted no other operations or activities. The principal business of each of Murmann KG, Sauer Holding (a wholly owned subsidiary of Murmann KG) and Sauer GmbH (a wholly owned subsidiary of Sauer Holding) is asset management. The principal business of EMF (a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners) is to function as an insurance intermediary. The principal business of Danfoss is the design, manufacture and sale of industrial products. The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

        Klaus H. Murmann is the Chairman of the Issuer. The principal business of the Issuer is the design, manufacture and sale of highly engineered hydraulic systems and components. The address of the Issuer is provided in Item 1 above.

        The present principal occupation of Sven Murmann is Manager of Sauer Holding and Assistant Manager of HAKO Holding GmbH & Co. (HAKO Holding). The present principal occupation of Jan Murmann is Manager of Sauer Holding. The principal business of Sauer Holding is asset management. The principal business of HAKO Holding is indoor and outdoor maintenance and transportation, and its address is Hamburger Str. 209 – 239, D – 23843, Bad Oldesloe, Germany. The address of Sauer Holding is provided in Item 2(b) above.

        Nicola Keim is presently employed part-time in the human resources department of Bayerische HypoVereinsbank, which is located at 80311 München, Germany.

        Ulrike Murmann-Knuth is a priest with the Nordelbische Evangelisch-Lutherische Kirche. The address of the Nordelbische Evangelisch-Lutherische Kirche is Daenische Strasse, Kiel, Germany.

        None of Britta Zoellner, Christa Zoellner or Hannelore Murmann are presently employed. Anja Murmann is presently self-employed as a film producer. The address of Anja Murmann is provided in Item 2(b) above.

        (d) During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of the Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

        (e) During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The citizenship of each of the Filing Persons is the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

        On August 31, 2001, the following private transactions occurred:

        (a) Klaus H. Murmann sold 128,125 shares of Sauer-Danfoss Common Stock to the Holding Company in exchange for Sauer Holding for a price of $8.80 per share in cash paid out of Sauer Holding’s working capital;

        (b) Hannelore Murmann sold 267,100 shares of Sauer-Danfoss Common Stock to Sauer Holding for a price of $8.80 per share in cash paid out of Sauer Holding’s working capital; and

        (c) Klaus H. Murmann purchased a total of 181,000 shares of Sauer-Danfoss Common Stock from two of his brothers for $8.80 per share in cash paid out of personal funds.

Item 4. Purpose of Transaction

The transactions described in Item 3 above were undertaken for investment purposes.

               (a) As described more fully in Item 3 above, Klaus H. Murmann and Hannelore Murmann transferred a total of 395,225 shares of Sauer-Danfoss Common Stock to Sauer Holding and Klaus H. Murmann purchased 181,000 shares of Sauer-Danfoss Common Stock from his brothers. All of these shares were sold and purchased in private transactions on August 31, 2001, for a price of $8.80 per share.

        (b)-(c) Not applicable.

        (d) Pursuant to a Joint Venture Agreement dated January 22, 2000, as amended as of February 22, 2000, among Danfoss, Sauer Holding, and the Holding Company (the Holding Company Agreement), on May 3, 2000, the Certificate of Incorporation and Bylaws of the Issuer were amended to increase the number of directors comprising the fully constituted board of directors of the Issuer to ten. Director candidates will be identified by a two member nominating committee comprised of a representative of the Murmann family and a representative of Danfoss. The representative of each of the Murmann family and Danfoss will be entitled to identify for recommendation to the Issuer’s board of directors three candidates for director who may be associated or affiliated with the Murmann family or Danfoss. The representative of each of the Murmann family and Danfoss will each identify two additional candidates for director. One of the additional director candidates recommended by the representative of the Murmann family will be the Chief Executive Officer and President of the Issuer and the remaining three director candidates must be independent from and not associated or affiliated with the Murmann family or Danfoss. After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann family will be entitled to identify for recommendation to the Issuer’s board of directors a second independent director candidate to replace the Chief Executive Officer and President.

        Additionally, pursuant to the Holding Company Agreement, on May 3, 2000, Jorgen Clausen became the Vice Chairman of the Issuer’s board of directors. At the time that Klaus H. Murmann ceases to act as Chairman of the Issuer’s board of directors and, in any event, no later than May 3, 2004, Jorgen Clausen will become the Chairman of the Issuer’s board of directors, holding such office until, at the latest, March 31, 2008.

        (e)-(f) Not applicable.

        (g) Except as set forth in Item 4(d) above, not applicable.

        (h)-(i) Not applicable.

        (j) Except as set forth above, neither the Reporting Persons nor the Danfoss Control Persons currently have any plans or proposals which relate to or would result in any of the actions described in, or similar to, the actions enumerated in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons and the Danfoss Control Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

  The Holding Company

  (a) The Holding Company may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock. Such ownership represents 74.7% of the outstanding shares of the Issuer. The Holding Company disclaims beneficial ownership of 6,812,500 shares of Sauer-Danfoss Common Stock beneficially owned by Sauer Holding. Other than as indicated in Schedule I, to the knowledge of the Holding Company, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

  (b) Number of shares as to which the Holding Company has:

          (i)     sole power to vote or to direct the vote: 28,603,462

          (ii)    shared power to vote or to direct the vote: 6,812,500

                  (The Holding Company disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 18,241,962

          (iv)     shared power to dispose or direct the disposition of:   6,812,500

                  (The Holding Company disclaims beneficial ownership of all of these shares.)

  (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

  (d)-(e) Not applicable.

  Klaus H. Murmann

  (a)Klaus H. Murmann may be deemed to beneficially own 36,629,787 shares of Sauer-Danfoss Common Stock. Such ownership represents 77.3% of the outstanding shares of the Issuer. Klaus H. Murmann disclaims beneficial ownership of 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF. Klaus H. Murmann is a general partner of Murmann KG. Sauer Holding is a wholly owned subsidiary of Murmann KG. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Danfoss and Sauer Holding.

  (b)     Number of shares as to which Klaus H. Murmann has:

          (i)     sole power to vote or to direct the vote:  181,100

          (ii)     shared power to vote or to direct the vote:  36,448,687

                  (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 181,100

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

  (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Klaus H. Murmann.

  (d)-(e) Not applicable.

  Murmann KG

  (a) Murmann KG may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Murmann KG disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 207,725 are beneficially owned by Sauer Holding, (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF. Sauer Holding is a wholly owned subsidiary of Murmann KG. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Danfoss and Sauer Holding. Other than as indicated in Schedule I, to the knowledge of Murmann KG, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann KG.

  (b)     Number of shares as to which Murmann KG has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Murmann KG disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Murmann KG disclaims beneficial ownership of all of these shares.)

  (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann KG or any of the persons named on Schedule I associated with Murmann KG.

  (d)-(e) Not applicable.

  Sauer Holding

  (a) Sauer Holding may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Sauer Holding disclaims beneficial ownership of 29,240,962 shares of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 18,241,962 are beneficially owned by the Holding Company, and (iii) 525,000 are beneficially owned by EMF. Sauer GmbH is a wholly owned subsidiary of Sauer Holding. EMF is a wholly owned subsidiary of a limited partnership in which Sauer Holding, Sauer GmbH, and Klaus H. Murmann are the only partners. The Holding Company is owned by Sauer Holding and Danfoss. Other than as indicated in Schedule I, to the knowledge of Sauer Holding, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer Holding.

  (b)     Number of shares as to which Sauer Holding has:

          (i)     sole power to vote or to direct the vote: 395,225

          (ii)     shared power to vote or to direct the vote: 36,053,462

                  (Sauer Holding disclaims beneficial ownership of 29,240,962 of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 395,225

          (iv)     shared power to dispose or to direct the disposition of: 36,053,462

                  (Sauer Holding disclaims beneficial ownership of 29,240,962 of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer Holding or any of the persons named on Schedule I associated with Sauer Holding.

  (d)-(e) Not applicable.

  Sauer GmbH

  (a) Sauer GmbH beneficially owns 10,474,000 shares of Sauer-Danfoss Common Stock, of which 10,361,500 may be deemed beneficially owned by the Holding Company. Such ownership represents approximately 22.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of Sauer GmbH, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer GmbH.

  (b)     Number of shares as to which Sauer GmbH has:

          (i)     sole power to vote or to direct the vote: 112,500

          (ii)     shared power to vote or to direct the vote: 0

          (iii)     sole power to dispose or to direct the disposition of: 112,500

          (iv)     shared power to dispose or to direct the disposition of: 10,361,500

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer GmbH or any of the persons named on Schedule I associated with Sauer GmbH.

  (d)-(e) Not applicable.

  EMF

  (a) EMF beneficially owns 525,000 shares of Sauer-Danfoss Common Stock. Such ownership represents approximately 1.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of EMF, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with EMF.

  (b) Number of shares as to which EMF has:

          (i)     sole power to vote or to direct the vote: 525,000

          (ii)    shared power to vote or to direct the vote: 0

          (iii)   sole power to dispose or to direct the disposition of:  525,000

          (iv)   shared power to dispose or to direct the disposition of: 0

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by EMF or any of the persons named on Schedule I associated with EMF.

  (d)-(e) Not applicable.

  Hannelore Murmann

  (a) Hannelore Murmann may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Hannelore Murmann disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Hannelore Murmann has:

          (i)      sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                   (Hannelore Murmann disclaims beneficial ownership of all of these shares.)

          (iii)    sole power to dispose or to direct the disposition of: 0

          (iv)    shared power to dispose or to direct the disposition of: 36,448,687

                  (Hannelore Murmann disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Hannelore Murmann.

  (d)-(e) Not applicable.

  Sven Murmann

  (a) Sven Murmann may be deemed to beneficially own 36,451,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Sven Murmann disclaims beneficial ownership of 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Sven Murmann has:

          (i)      sole power to vote or to direct the vote: 3,000

          (ii)     shared power to vote or to direct the vote: 36,448,687

                   (Sven Murmann disclaims beneficial ownership of all of these shares.)

          (iii)    sole power to dispose or to direct the disposition of: 3,000

          (iv)    shared power to dispose or to direct the disposition of: 36,448,687

                  (Sven Murmann disclaims beneficial ownership of all of these shares.)

  (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sven Murmann.

  (d)-(e) Not applicable.

  Nicola Keim

  (a) Nicola Keim may be deemed to beneficially own 36,451,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Nicola Keim disclaims beneficial ownership of 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Nicola Keim has:

          (i)      sole power to vote or to direct the vote: 3,000

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Nicola Keim disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 3,000

          (iv)    shared power to dispose or to direct the disposition of: 36,448,687

                  (Nicola Keim disclaims beneficial ownership of all of these shares.)

  (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Nicola Keim.

  (d)-(e) Not applicable.

  Ulrike Murmann-Knuth

  (a) Ulrike Murmann-Knuth may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Ulrike Murmann-Knuth disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Ulrike Murmann-Knuth has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Ulrike Murmann-Knuth.

  (d)-(e) Not applicable.

  Jan Murmann

  (a) Jan Murmann may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Jan Murmann disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Jan Murmann has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Jan Murmann disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Jan Murmann disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Jan Murmann.

  (d)-(e) Not applicable.

  Anja Murmann

  (a) Anja Murmann may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Anja Murmann disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Anja Murmann has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Anja Murmann disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Anja Murmann disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Anja Murmann.

  (d)-(e) Not applicable.

  Christa Zoellner

  (a) Christa Zoellner may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Christa Zoellner disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Christa Zoellner has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Christa Zoellner disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Christa Zoellner disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Christa Zoellner.

  (d)-(e) Not applicable.

  Britta Zoellner

  (a) Britta Zoellner may be deemed to beneficially own 36,448,687 shares of Sauer-Danfoss Common Stock. Such ownership represents 76.9% of the outstanding shares of the Issuer. Britta Zoellner disclaims beneficial ownership of all 36,448,687 shares of Sauer-Danfoss Common Stock, of which (i) 7,207,725 are beneficially owned by Sauer Holding, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 18,241,962 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF.

  (b) Number of shares as to which Britta Zoellner has:

          (i)     sole power to vote or to direct the vote: 0

          (ii)     shared power to vote or to direct the vote: 36,448,687

                  (Britta Zoellner disclaims beneficial ownership of all of these shares.)

          (iii)     sole power to dispose or to direct the disposition of: 0

          (iv)     shared power to dispose or to direct the disposition of: 36,448,687

                  (Britta Zoellner disclaims beneficial ownership of all of these shares.)

  (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Britta Zoellner.

  (d)-(e) Not applicable.

  Danfoss

(a) Danfoss may be deemed to beneficially own 35,415,962 shares of Sauer-Danfoss Common Stock, representing approximately 74.7% of the outstanding shares of the Issuer. Danfoss disclaims beneficial ownership of all 35,415,962 shares of Sauer-Danfoss Common Stock, of which (i) 18,241,962 are beneficially owned by the Holding Company, (ii) 10,361,500 are beneficially owned by Sauer GmbH and may be deemed beneficially owned by the Holding Company, and (iii) 6,812,500 are beneficially owned by Sauer Holding. The Holding Company is owned by Danfoss and Sauer Holding. Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity. Jørgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 60,000 shares of Sauer-Danfoss Common Stock, representing approximately 0.1% of the outstanding shares of Sauer-Danfoss Common Stock. Jørgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock. Jørgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock.

(b) Number of shares to which Danfoss has:

        (i)     sole power to vote or to direct the vote: 0

        (ii)     shared power to vote or to direct the vote: 35,415,962

                (Danfoss disclaims beneficial ownership of all of these shares.)

        (iii)     sole power to dispose or to direct the disposition of: 0

        (iv)     shared power to dispose or to direct the disposition of: 35,415,962

                (Danfoss disclaims beneficial ownership of all of these shares.)

(c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Danfoss, the Holding Company, and Sauer Holding are parties to a Stock Exchange Agreement dated as of January 22, 2000 (the Stock Exchange Agreement) as discussed in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (the SEC) on March 28, 2000. The Issuer, Danfoss, and the Holding Company are parties to a Master Agreement dated as of December 21, 2000 (the Master Agreement) as described in Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on March 28, 2001. In addition to the provisions discussed in response to Item 4(d), pursuant to the Holding Company Agreement, the Holding Company holds an irrevocable voting proxy to vote 10,361,500 shares held by Sauer GmbH. Sauer Holding has agreed to vote 6,812,500 of its shares as a block with the Holding Company, and Danfoss and the Holding Company must approve certain transfers of 6,812,500 shares held by Sauer Holding (which approval shall not be unreasonably withheld). Other than the Master Agreement, the Stock Exchange Agreement, and the Holding Company Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement pursuant to Rule 13d - 1(k)(1)*

Exhibit B - Stock Exchange Agreement, dated as of January 22, 2000, among Danfoss Murmann Holding A/S, Sauer Inc., Danfoss A/S and K. Murmann Verwaltungsgesellschaft mbH**

Exhibit C - Joint Venture Agreement, dated January 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit D - Amendment to Joint Venture Agreement, dated February 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S***

Exhibit E - Master Agreement dated December 21, 2000, among Sauer-Danfoss Inc., Danfoss A/S, and Danfoss Murmann Holding A/S.****

__________________________

* Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2000.

** Incorporated herein by reference to the Schedule 14A of the Issuer filed with the Securities and Exchange Commission on March 28, 2000.

*** Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2000.

**** Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 28, 2001.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 25, 2001                                Danfoss Murmann Holding A/S

By:  John N. Langrick

Name:  Nicola Keim (by John N. Langrick, Attorney-in-fact)

Title: Member of Management Board

By: Ole Steen Andersen

Name: Ole Steen Andersen

Title: Member of Management Board

Dated: October 25, 2001                                Klaus H. Murmann

By:                 *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Klaus Murmann & Co. KG

By:           John N. Langrick       Dirk Renders

Name:     John N. Langrick        Dirk Renders

Title:        Officer                        Officer

Dated: October 25, 2001                               Sauer Holding GmbH

By:           John N. Langrick       Dirk Renders

Name:     John N. Langrick        Dirk Renders

Title:        Officer                        Officer

Dated: October 25, 2001                               Sauer GmbH

By:           John N. Langrick       Dirk Renders

Name:     John N. Langrick        Dirk Renders

Title:        Officer                        Officer

Dated: October 25, 2001                                 EMF Europaische Marketing

                                                                        und Finanzmanagement AG

By:           John N. Langrick       Dirk Renders

Name:     John N. Langrick        Dirk Renders

Title:        Officer                        Officer

Dated: October 25, 2001                                Hannelore Murmann

By:                   *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Sven Murmann

By:                   *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Nicola Keim

By:                    *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Ulrike Murmann-Knuth

By:                 *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Jan Murmann

By:                 *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                               Anja Murmann

By:                  *

Name: John N. Langrick

Title: Attorney-in-fact

 Dated: October 25, 2001                               Christa Zoellner

By:                   *

Name: John N. Langrick

Title: Attorney-in-fact

Dated: October 25, 2001                                Britta Zoellner

By:                   *

Name: John N. Langrick

Title: Attorney-in-fact

* The Powers of Attorney signed by the filers above, for whom John Langrick has signed as Attorney-in-Fact are being filed herewith and are hereby incorporated by reference herein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 25, 2001                               Danfoss A/S

By: Ole Steen Anderson

Name: Ole Steen Anderson

Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

October 25, 2001
Corporation: Danfoss Murmann Holding A/S
Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H. Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Chairman of Sauer-Danfoss Inc.	*
Murmann, Dr. Sven Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Manager	*
Keim, Nicola Federal Republic of Germany	Schmorellplatz 7 81545 München Germany	Human Resources	*
Clausen, Jørgen Kingdom of Denmark	DK 6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	*
Andersen, Ole Steen Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	1,000 Common Shares
Andersen, Ole Steen Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	2,000 Common Shares
Kirk, Hans Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Operating Officer of Danfoss A/S	1,000 Common Shares
Kirk, Hans Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Operating Officer of Danfoss A/S	2,000 Common Shares
Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Keim, Nicola Federal Republic of Germany	See information above	See information above	*
Andersen, Ole Steen Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	1,000 Common Shares
Partnership: Klaus Murmann & Co. KG.
Andersen, Ole Steen Kingdom of Denmark	DK 6430 Nordborg Denmark	Chief Financial Officer of Danfoss A/S	See information above

Partnership: Klaus Murmann & Co. KG.
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Dr. Hannelore	See information above	See information above	*
Officers and Citizenship	Address	Occupation
Hoffrichter, Jürgen Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Accountant	2,000 Common Shares
Langrick, John N. United Kingdom	Krokamp 35 24539 Neumünster Germany	Director of Finance Europe - Sauer-Danfoss (Neumünster) GmbH & Co. OHG/Chartered Accountant	7,800 Common Shares
Renders, Dirk Federal Republic of Germany	Krokamp 35 24539 Neumünster Germany	Director of Finance	None
Corporation: Sauer Holding GmbH
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Jan	Krokamp 35 24539 Neumünster Germany	Manager	*
Murmann, Dr. Sven	See information above	See information above	*
Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Hoffrichter, Jürgen	See information above	See information above	See information above
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Corporation: Sauer GmbH
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Officers and Citizenship	Address	Occupation
Hoffrichter, Jürgen	See information above	See information above	See information above
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Corporation: EMF Europäische Marketing and Finanzmanagement
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Murmann, Dr. Klaus H.	See information above	See information above	*
Murmann, Dr. Sven	See information above	See information above	*

Officers and Citizenship	Address	Occupation
Langrick, John N.	See information above	See information above	See information above
Renders, Dirk	See information above	See information above	See information above
Janitschke, Matthias Federal Republic of Germany	Grosse Bleichen 32 20354 Hamburg Germany	Director of Sales and Marketing	None
Herbst, Stefan Federal Republic of Germany	Grosse Bleichen 32 20354 Hamburg Germany	Sales Manager	200 Common Shares

Corporation: Danfoss A/S
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Birger Riisager Kingdom of Denmark	Vigerslev Alle 77 2500 Valby Denmark	President	None
Tom Kähler Kingdom of Denmark	DK 6430 Hedehusene Denmark	President and Chief Executive Officer	None
Henrik E. Nyegaard Kingdom of Denmark	Attemoseveg 15 1840 Holte Denmark	Engineer	3,000 Common Shares
Peter M. Clausen Kingdom of Denmark	DK 6430 Nordborg Denmark	Vice President	None
Jørgen M. Clausen Kingdom of Denmark	DK 6430 Nordborg Denmark	President and Chief Executive Officer	59,000 Common Shares
Jørgen M. Clausen Kingdom of Denmark	DK 6430 Nordborg Denmark	President and Chief Executive Officer	60,000 Common Shares
Bente Skibsted Kingdom of Denmark	DK 6430 Nordborg Denmark	Director	None
Henning Wendelboe Kingdom of Denmark	DK 6430 Nordborg Denmark	Toolmaker	None
Bent M. Christensen Kingdom of Denmark	DK 6430 Nordborg Denmark	Blue Collar	None
Niels Chr. Jørgensen Kingdom of Denmark	DK 6430 Nordborg Denmark	Toolmaker	None
Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Jørgen M. Clausen	See information above	See information above	See information above
Hans Kirk Kingdom of Denmark	See information above	See information above	See information above
Ole Steen Andersen Kingdom of Denmark	See information above	See information above	See information above

Schedule II

Directors and Executive Officers

October 25, 2001

Corporation: Bitten & Mads Clausens Fond
Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Birger Riisager Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Tom Kähler Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Henrik E. Nyegaard Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Peter M. Clausen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Jørgen M. Clausen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Bente Skibsted Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Henning Wendelboe Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Bent M. Christensen Kingdom of Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Arno Knöpfli Kingdom of Denmark	DK 6430 Nordborg Denmark	Manager	None

POWER OF ATTORNEY

The undersigned, Hannelore Murmann, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: May 3, 2001    By:         Hannelore Murmann

                                  Name:  Hannelore Murmann

POWER OF ATTORNEY

The undersigned, Sven Murmann, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: April 27, 2001   By:         Sven Murmann

                                   Name:  Sven Murmann

POWER OF ATTORNEY

The undersigned, Nicola Keim, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: June 27, 2001   By:       Nicola Keim

                                  Name:  Nicola Keim

POWER OF ATTORNEY

The undersigned, Ulrike Murmann-Knuthe, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: June 14, 2001   By:     Ulrike Murmann-Knuthe

                                  Name:  Ulrike Murmann-Knuthe

POWER OF ATTORNEY

The undersigned, Jan Murmann, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: May 9, 2001    By:       Jan Murmann

                                 Name:  Jan Murmann

POWER OF ATTORNEY

The undersigned, Anja Murmann, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: July 2, 2001    By:      Anja Murmann

                                Name:  Anja Murmann

POWER OF ATTORNEY

The undersigned, Christa Zoellner, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: June 26, 2001   By:       Christa Zoellner

                                  Name:  Christa Zoellner

POWER OF ATTORNEY

The undersigned, Britta Zoellner, hereby authorizes and designates Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: June 18, 2001 By:       Britta Zoeller

                                Name:  Britta Zoellner

POWER OF ATTORNEY

The undersigned, Ole Steen Andersen and Nicola Keim, being Directors of Danfoss-Murmann Holding A/S, hereby authorize and designate Klaus H. Murmann, John N. Langrick, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

for and on behalf of

Danfoss-Murmann Holding A/S

Date: May 15, 2001    By:         Ole Steen Andersen

                                   Name:  Ole Steen Andersen

Date: May 15, 2001    By:        Nicola Keim

                                   Name:   Nicola Keim

POWER OF ATTORNEY

The undersigned, Klaus Murmann, hereby authorizes and designates John N. Langrick, Dirk Renders, Kenneth D. McCuskey, and Jim T. Remus, or any of them signing singly (the Attorneys in Fact), to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of the Attorneys in Fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys in Fact is assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

Date: May 2, 2001   By:       Klaus Murmann

                                Name:  Klaus Murmann